SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

December 10, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Claire DeLabar

Re:	Sify Technologies Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2024

Response dated October 17, 2024

File No. 000-27663

Dear Ms. DeLabar and Mr. Littlepage,

This letter is submitted on behalf of Sify Technologies Limited (the “Company”, “Sify” or “we”) in response to the comments of the staff members of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated October 29, 2024 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”).

Response:

In its Annual Report for the fiscal year ended March 31, 2024, the Company presented the compulsory convertible debentures (“CCDs”) in the consolidated financial statements by applying the contingent settlement provisions as per Para. 25, AG28 and BC 18 of IAS 32, and presented Rs.8,800 million as equity and Rs.1,200 million as a financial liability. We also note that the accounting practice of treating such instrument is evolving globally and International Accounting Standards Board is undertaking projects to address the challenges faced by Companies on financial reporting on these types of Financial Instruments, in the project on Financial Instruments with Characteristics of Equity.

We respectfully note the comments made by the Staff and, further to the discussion had with the Staff in calls on November 19, 2024, and December 4, 2024, acknowledge the Staff’s disagreement with the Company’s accounting treatment of the CCDs. Accordingly, we intend to revise the Annual Report by filing an amendment on Form 20-F/A. In such amendment, the Company proposes to restate its audited consolidated financial statements as proposed below and to make corresponding amendments to “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects.” Additionally, we will make amendments to the notes on the financial statements, as previously discussed in our prior response letters dated October 17, 2024, October 1, 2024, and September 18, 2024.

Proposed Accounting Treatment for the Series 1 and Series 2 CCDs Issued to Kotak Special Situations Fund (“KSSF”):

The CCDs issued by the Group to KSSF have been evaluated based on Para. 28 of IAS 32 as the instrument has both a liability and equity component. In accordance with Para. 15 of IAS 32, the present value of the future coupon payments is presented as a separate component, and the remaining value of the instrument is treated as a separate component.

The present value of the interest payments amounts to Rs.1,686 million, and the instrument’s remaining value of Rs.2,314 million is assigned to the other component. The present value of the future coupon payments is treated as a financial liability as there is an unconditional obligation on the Company to make these payments. The residual component is evaluated based on Para. 16A and 16B of IAS 32, as these are puttable instruments since these CCDs subject to the Put Option Agreement executed by the Group. These instruments do not qualify for the exception to the definition of a financial liability because:

•	These CCDs are not the least subordinate instruments. These rank senior to all other class of CCDs and preference shares;
•	The holder of these CCDs is not entitled to a pro-rata share of the entity’s net assets in the event of liquidation;
•	All the financial instruments in the class of instruments that is subordinate to all other classes of instruments do not have identical features, as these CCDs have default interest provision and also carry a put option; and
•	The total expected cash flows attributable to these CCDs over their life are not based substantially on the profit or loss, the change in recognised net assets or the change in the fair value of the recognised and unrecognised net assets of the entity over the life of the entity.

Hence, this component of the instrument is also presented as a financial liability, which has been the basis of the earlier presentation.

Accordingly, the Company would change the presentation from equity, and present as a financial liability in the Consolidated Statement of Financial Position for the period ended March 31, 2023 and 2024, the amounts of Rs.3,894 million and Rs.3,747 million, respectively.

The coupon on the financial liability portion would be charged to the Consolidated Statement of Income  and the total coupon payment paid would be deducted from the financial liability. As the Company has recognised as expense the entire coupon paid in the Consolidated Statement of Income, this adjustment would decrease the Finance expenses and increase the Profit for the year by Rs.147 million, Rs.95 million, and Rs.11 million, respectively, for the financial years ended March 31, 2024, March 31, 2023 and March 31, 2022.

Proposed Accounting Treatment for the Series 4 and Series 5 CCDs issued to Kotak Data Center Fund (“KDCF”):

The CCDs issued by the Group to KDCF have been evaluated based on Para 28 of IAS 32 as the instruments have both a liability and equity component. In accordance with Para 15 of IAS 32, the present value of the future coupon payments is presented as a separate component and the residual value of the instrument is treated as a separate component.

Evaluation of Series 4 CCDs:

The present value of the interest payments amounts to Rs.2,076 million, which is presented as a financial liability. The remaining value of Rs.2,724 million is presented as equity.

The present value of the future coupon payments is treated as a financial liability because there is an unconditional obligation on the Company to make these payments. The residual component is evaluated based on Para 16 of IAS 32. These are classified as equity because:

•	The instrument has no contractual obligation to deliver cash or any other financial asset; and
•	The instrument will be settled by exchanging for a fixed number of the Company’s own equity instruments.

Accordingly, out of the Series 4 CCDs amounting to Rs.4,800 million, an amount of Rs.2,076 million would be presented as a financial liability, which represents the present value of the future coupons. The remaining amount of Rs.2,724 million would be presented as equity upon inception. As of March 31, 2024, the carrying value of the financial liability and equity stands at Rs.1,980 million and Rs.2,724 million, respectively.

The coupon on the financial liability portion would be expensed in the Consolidated Statement of Income and the total coupon payment paid is reduced from the financial liability. As the Company has recognised as expense in the Consolidated Statement of Income the entire coupon paid, this adjustment would, for the financial year ended March 31, 2024, decrease the Finance expenses and increase the Profit for the year by Rs.96 million.

Evaluation of Series 5 CCDs:

The present value of the interest payments amounts to Rs.518 million, which is presented as a liability component. The remaining value of Rs.682 million is assigned to the other component.

The present value of the future coupon payments is treated as a financial liability because there is an unconditional obligation on the Company to make these payments. The remaining component is evaluated based on Para 16 of IAS 32. These are classified as equity if:

•	The instrument has no contractual obligation to deliver cash or any other financial asset; and
•	The instrument will be settled by exchanging for a fixed number of the Company’s own equity instruments.

As the fixed number of the Company’s own equity instrument to be issued is not yet determined, this component would be treated as a financial liability. This presentation will be evaluated for possible reclassification after the fixed number of shares to be issued is determined.

Accordingly, out of the Series 5 CCDs amounting to Rs.1,200 million, an amount of Rs.518 million would be presented as a financial liability, which represents the present value of the future coupons. The remaining amount of Rs.682 million would be presented as a financial liability upon inception, and until the finalization of the fixed number of shares to be issued. As of March 31, 2024, this would be presented as a financial liability.

The coupon on the financial liability portion would be recognised as an expense in the Consolidated Statement of Income while the total coupon paid is reduced from the financial liability. As the Company has recognised as an expense the entire coupon paid in the Income Statement, this adjustment would, for the year ended March 31, 2024, decrease the Finance expenses and increase the Profit by Rs.24 million.

Abridged Consolidated Statement of Financial Position and Consolidated Statement of Income:

Based on the above adjustment to the Consolidated Statement of Financial Position and the Consolidated Statement of Income, the impact on the Financial Statements for the years ended March 31, 2024, March 31, 2023 and March 31, 2022, would be as below:

Consolidated Statement of Financial Position	Rs.mln

	2021-22		2022-23		2023-24
Particulars	Published	Revised	Published	Revised	Published	Revised
Equity
Share capital	1,840	1,840	1,841	1,841	1,846	1,846
Other Equity			2,000	-	8,800	2,724
Share premium	19,676	19,676	19,685	19,685	19,733	19,733
Share based payment reserve	349	349	361	361	352	352
Other components of equity	77	77	53	53	45	45
Accumulated deficit	-7,466	-7,455	-6,795	-6,689	-6,746	-6,373
Total equity attributable to equity holders of the Company	14,476	14,487	17,145	15,251	24,030	18,327

Liabilities
Borrowings	7,769	7,688	13,818	15,564	17,608	22,940
Lease liabilities	1,715	1,715	1,866	1,866	2,663	2,663
Employee benefits	145	145	130	130	160	160
Contract liabilities	1,798	1,798	2,324	2,324	3,053	3,053
Other liabilities	61	61	56	56	54	54
Total non-current liabilities	11,488	11,407	18,194	19,940	23,538	28,870

Borrowings	7,111	7,181	5,710	5,858	6,451	6,821
Lease Liabilities	492	492	585	585	380	380
Bank overdraft	372	372	952	952	487	487
Trade and other payable	11,337	11,337	12,846	12,846	14,012	14,013
Contract liabilities	1,792	1,792	1,972	1,972	2,084	2,084
Total current liabilities	21,104	21,174	22,065	22,213	23,414	23,785

Total liabilities	32,592	32,581	40,259	42,153	46,952	52,655

Total equity and liabilities	47,068	47,068	57,404	57,404	70,982	70,982

Assets	47,068	47,068	57,404	57,404	70,982	70,982

Consolidated Statement of Income	Rs.mln

	2021-22		2022-23		2023-24
Particulars	Published	Revised	Published	Revised	Published	Revised
Profit from operating activities	2,873	2,873	2,451	2,451	2,167	2,167
Finance income	73	73	223	223	338	338
Finance expenses	-1,098	-1,087	-1,653	-1,558	-2,273	-2,006
Net finance income / (expense)	-1,025	-1,014	-1,430	-1,335	-1,935	-1,668
Profit before tax	1,848	1,859	1,021	1,116	232	499
Income tax (expense) / benefit	-590	-590	-346	-346	-183	-183
Profit for the year	1,258	1,269	675	770	49	316
Attributable to:
Equity holders of the Company	1,258	1,269	675	770	49	316
Non-controlling interest	-	-	-	-	-	-
	1,258	1,269	675	770	49	316
Earnings per share
Basic earnings per share	6.89	6.96	3.69	4.21	0.27	1.73
Diluted earnings per share	6.73	6.79	3.63	4.15	0.26	1.71

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext.2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer
Sify Technologies Limited
Chennai
India